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                                February 11, 2009



United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Kevin W. Vaughn, Accounting Branch Chief


Re:      PVF Capital Corp.
         Form 10-K for the Fiscal Year Ended June 30, 2008
         Form 10-Q for the Quarterly Period Ended September 30, 2008 File No. 0-24948

Dear Mr. Vaughn:

Following is our response and additional information requested in your comment letter dated January 30, 2009.

June 30, 2008 Form 10-K
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Nonperforming Loans and Other Problem Assets, page 6
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     1. Comment/question: In future filings, please consider disclosing your
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exposure to sub-prime, Alt A, or other relatively high risk loans. To the extent
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you believe the amounts of such exposure are immaterial, please consider
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disclosing a statement to that effect and tell us the amounts involved.
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Response: Park View Federal Savings Bank (the "Bank") does not originate sub-prime loans and only originates Alt A loans for sale, without recourse, in the secondary market. All one-to-four family loans are underwritten according to agency underwriting standards. Exceptions, if any, are submitted to the loan committee for approval. Given that our policies prohibit sub-prime lending or Alt-A lending for our portfolio, to the best of our knowledge, we have no direct exposure to these loans.

We will provide this disclosure in the future.

     2. Comment/question: You disclose that your allowance for loan losses
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consists of specific and general components, that your general allowance is
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established based on risk categories for each type of loan in your portfolio and
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that the general allowance is based on historical loss experience adjusted for
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current factors. Please address the following:
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United States
Securities and Exchange Commission
Kevin W. Vaughn, Accounting Branch Chief
February 11, 2009
Page 2 of 5

        a. Quantify for us the amount of specific and general allowance at June 30, 2008 and September 30, 2008. Please consider revising future filings to disclose this information as of each balance sheet date presented.

              Response:
                                     June 30, 2008      September 30, 2008
                                     -------------      ------------------

              General allowance        $6,315,252          $6,075,113
              Specific allowance        3,338,720           2,768,165
                                       -----------         ----------
              Total allowance          $9,653,972          $8,843,278

              We will provide this disclosure in the future.

        b. From our calculation based on your disclosure of the total allowance for loan losses and the specific allowance it appears that the general allowance decreased from June 30, 2008 to September 30, 2008. During this same time period it appears that credit risk has worsened and the loan portfolio balance related to the general reserve has stayed the same or increased. Please tell us the underlying reasons for the change in the general reserve from June 30, 2008 to September 30, 2008. Please consider revising future filings to disclose information related to the change in the general reserve for each period presented.

              Response: The general reserve declined by $240,139 from $6,315,252 at June 30, 2008 to $6,075,113 at September 30, 2008. As of June 30, 2008, the Bank made significant adjustments to its analysis of the allowance for loan losses, including the addition of several environmental adjustments to its historical loss experience for its various portfolios in recognition of the significant challenges faced by the Company's borrowers as they repay their loans. We made these adjustments in consultation with our bank subsidiary's primary federal regulator, the Office of Thrift Supervision. As an interim measure as we updated our analysis, we provided an additional $4 million for loan losses as of June 30, 2008. Once our revision was complete, we were left with an unallocated balance of approximately $180,000. We did not believe this unallocated balance to be material. In the quarter ended September 30, 2008, we reversed out this unallocated amount. We did not believe the impact of reversing this amount in the first quarter to be material. . In making these determinations about the materiality of this item, we considered the qualitative considerations of the SEC's Staff Accounting Bulletin No. 99, MATERIALITY. Included in our considerations was the fact that the reversal of the unallocated amount did not change the direction of the provision for loan losses for the period compared to the immediately preceding quarter or the comparable prior year period, it did not change the direction of the allowance for loan losses compared to June 30, 2008, and it did not change the direction of our reported results for the period.

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United States
Securities and Exchange Commission
Kevin W. Vaughn, Accounting Branch Chief
February 11, 2009
Page 3 of 5

              We believe the significant adjustments made to the allowance as of June 30, 2008 represented an adequate loss accrual for the deterioration of conditions that we reported in the quarter ended September 30, 2008. In other words, we did not think additional adjustments to our historical experience needed to be made in the quarter ended September 30, 2008. We will revise future filings to disclose information related to changes in the general reserve for each period presented.

        c. Related to your general reserve, tell us and consider revising future filings to identify the basis for each risk category and the method for determining the loss factor applied to each category. Specifically tell us how you adjusted historical loss trends based on current factors.

              Response: The loan portfolio is segregated into categories based on collateral type and a loss factor is applied to each category. The initial basis for each loss factor is the Company's loss experience for each category. Historical loss percentages are calculated and adjusted by taking charge-offs in each risk category during the past 12 months and dividing the total by the average balance of each. The Bank's historical charge-offs, prior to fiscal 2008, are limited and the application of historical charge-offs per our formula resulted in extremely small historical loss factors at June 30, 2008 and September 30, 2008. Note that in the quarter ended December 31, 2008, since charge-off activity has increased, the historical loss factors were revised to reflect the most current 12-month rolling average. Presently, we are updating our historical loss percentages on a monthly basis using a 12-month rolling average. These historical experiences are adjusted for management's subjective evaluation of the impact of the credit environment on each category. Broadly speaking, we considered three risk factors to be the most meaningful and pervasive with respect to our loan portfolio: trends in nonperforming and delinquent loans; trends in local residential foreclosure activity; and, trends in the local population and economic environment. The adjustments to each category are different depending on our assessment of the impact of each of these factors on the collectibility of the loans in the category. These adjustments were established as of June 30, 2008 based on our evaluation of the credit environment. Given our limited actual loss experience through June 30, 2008, it was impossible to truly quantify what the impact of current credit conditions would have on our loss rate with a great deal of precision. We established guidelines for the timing of when two of the adjustments may be reduced or removed in our analysis. We allowed more flexibility with respect to adjustments to the third risk factor. We will continually monitor these to make determinations as to whether they should be increased.
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United States
Securities and Exchange Commission
Kevin W. Vaughn, Accounting Branch Chief
February 11, 2009
Page 4 of 5

              We will provide more information about these risk categories in future filings.

Note 4 - Loans Receivable, page 62
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     3. Comment/question: You disclose the following related to impaired loans
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as of June 30, 2008:
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         Impaired loans totaled $24,298,587
         Impaired loans with a valuation allowance totaled $13,956,806, and Impaired loans without a valuation allowance totaled $5,259,155.

It appears that the sum of impaired loans with and without a specific allowance does not equal the amount of total impaired loans. We also note a similar inconsistency in your disclosure of impaired loans as of June 30, 2008 in Note 2 to your financial statements in the September 30, 2008 Form 10-Q and that you disclose different amounts for total impaired loans and impaired loans with a valuation allowance. Please reconcile these apparent inconsistencies or tell us the appropriate amounts related to this disclosure. Please revise your future filings accordingly.

Response: Impaired loans without a specific valuation allowance in both filings was reported in error. The correct amount of impaired loans without a valuation allowance as of June 30, 2008 is $10,341,781. We will make this correction in future filings.


September 30, 2008 Form 10-Q
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Note 2 - Allowance for Loan Losses, page 4
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     4. Comment/question: You disclose that nonaccrual loans identified as
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impaired increased from $16.0 million at June 30, 2008 to $22.4 million at
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September 30, 2008 but that the specific loss reserves related to these loans
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decreased from $2.8 million to $2.1 million for the same period. You also
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disclose that specific loss reserves are primarily based on the value of the
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underlying collateral. Please tell us in detail and revise your MD&A in future
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filings to explain the lack of directional consistency in the disclosed amount
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of non-accrual loans identified as impaired and the related specific reserve.
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Specifically disclose if this trend was caused by new higher collateral
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valuations, charge-off's of impaired loans with a specific allowance during the
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quarter, or some other reason and provide additional information to allow an
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investor to fully understand this trend and underlying causes, especially if the
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reason is due to new collateral valuations.
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United States
Securities and Exchange Commission
Kevin W. Vaughn, Accounting Branch Chief
February 11, 2009
Page 5 of 5


Response: Please note that on page 8 in our June 30, 2008 Annual Report on Form 10-K, we disclosed that certain land and construction loans not included in non-accrual loans were considered to be impaired. To the extent necessary, specific loss reserves were established for these loans as of June 30. In the quarter ended September 30, these loans were designated as nonaccrual. For this reason, the dollar amount of impaired loans did not change significantly from June 30 to September 30, despite the increase in nonaccrual loans identified as impaired. Certain impaired loans were charged-off in the quarter ended September 30, 2008. Loans newly identified as impaired were determined to be adequately collateralized, resulting in the apparent directional inconsistency you cite in your comment.

We will provide more information in management's discussion and analysis in future filings to make the reasons for this directional inconsistency more apparent.

In addition, on behalf of the Company, the undersigned acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Commission staff;
     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

PVF Capital Corp.

/s/ Edward B. Debevec

Edward B. Debevec
Principal Financial Officer